82-51





TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

SUPPL

April 19, 2005



Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of news release issued by TransCanada Corporation on CCN Matthews on April 19, 2005. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

PROCESSED
MAY 02 2005


THOMSON
FINANCIAL

TransCanada
In business to deliver

NewsRelease

TransCanada Annual Meeting of Shareholders and First Quarter 2005 Teleconference and Webcast Advisory

CALGARY, Alberta – April 19, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation will hold its Annual Meeting of Shareholders beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern) on Friday, April 29, 2005. The meeting will take place at the Roundup Centre (Palomino Room) in Calgary, Alberta.

A live audio webcast of the meeting will be available on TransCanada's website at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting webcast will be archived and available for replay.

TransCanada Corporation will release its first quarter 2005 financial results during the morning of Friday, April 29, 2005. Analysts, members of the media and other interested parties are invited to participate in a teleconference and audio webcast April 29 at 1:30 p.m. (Mountain) / 3:30 p.m. (Eastern) to discuss the first quarter 2005 financial results, and general developments and issues concerning the company.

To participate, please call 1-877-211-7911 or 416-405-9310 (Toronto area). Please dial in 10 minutes prior to the start of the call. No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada's website (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight Eastern time May 6, 2005. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3149765. The webcast will be archived and available for replay on www.transcanada.com.



TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

April 19, 2005


SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH. D.C.
185
SECTION

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a copy of a news release issued by TC PipeLines, LP in the United States via CCN Matthews on April 19, 2005. The press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces First Quarter Distribution and Schedules Earnings Teleconference and Webcast

Calgary, Alberta – April 19, 2005 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced the board of directors of TC PipeLines GP, Inc., its general partner, has declared the Partnership's first quarter 2005 distribution in the amount of US$0.575 per unit. This distribution is payable on May 13, 2005 to unitholders of record as of April 29, 2005.

The Partnership will release its first quarter 2005 financial results after markets close on Tuesday, May 3, 2005. Analysts, members of the public, the media and other interested parties are invited to participate in a teleconference and audio webcast on May 4, 2005 at 12 p.m. (Eastern). Ron Turner, president and chief executive officer of the general partner, will discuss the first quarter 2005 financial results and general developments and issues concerning the Partnership. To participate, please call (866) 546-6145. A replay of the conference call will also be available two hours after the conclusion of the call and until midnight, May 11, 2005, by dialing (800) 408-3053, then entering pass code 3150023.

A live webcast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be maintained on the website.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30 per cent interest in Northern Border Pipeline Company, a Texas general partnership, and a 49 per cent interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70 per cent by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of ONEOK, Inc., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile interstate pipeline system that transports natural gas to Nevada from Oregon, where it interconnects to TransCanada's GTN System. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. TC PipeLines GP, Inc. also holds common units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Media Inquiries:	Kurt Kadatz/Hejdi Feick	(403) 920-7859	(800) 608-7859
Unitholder and Analyst Inquiries:	David Moneta	(877) 290-2772 investor_relations@tcpipelineslp.com	